Exhibit 99.1

Ituran Location and Control Ltd. Announces Annual General Meeting’s results

Azour, Israel, January 22, 2008 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On January 21 2008, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)	To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2007 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

The above was approved by 9,961,304 votes (99.33%). 31,980 votes (0.3%) opposed and 35,103 votes (0.37%) abstained.

(2)	To approve the re-election of the following persons to serve as directors for additional period until third succeeding Annual meeting thereafter: Amos Kurz, Yigal Shani, Eyal Sheratzky, Yoav Kahane.

The above was approved unanimously.

(3)	To approve amendment to the current Articles of Association of the Company, as set forth in Appendix 1 to the Proxy statement.

The above was approved by 13,434,275 votes (99.43%).74,390 votes (0.55%) opposed and 1,995 votes (0.02%) abstained.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 430,000 subscribers distributed globally. Established in 1995, Ituran has approximately 900 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Info@gkir.com
Ehud Helft
Kenny Green
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620